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January 29, 2025

Benjamin Meeks, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Deutsche Mortgage & Asset Receiving Corporation

Registration Statement on Form SF-3

Filed December 17, 2024

File No. 333-283864

Dear Mr. Meeks:

On behalf of Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”), we thank you for your letter of January 14, 2025 concerning the Registration Statement on Form SF-3 filed by the Registrant on December 17, 2024 (the “Registration Statement”). We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below. The Registrant is filing its Pre-Effective Amendment No. 1 to the Registration Statement simultaneously with the submission of this letter.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor and any issuing entity previously established by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Benjamin Meeks, Esq.

securities involving the same asset class as required by General Instruction I.A.2. of Form SF-3.

Risk Factors

[Condominium Ownership May Limit Use and Improvements, page 80

2.	We note your bracketed disclosure on page 81 regarding condominium regimes established with respect to land only. Please revise your disclosure to describe the specific risks that a land condominium would pose to investors, and explain how such risks differ from those disclosed with respect to condominiums generally. Refer to Item 105 of Regulation S-K.

The Registrant has modified the Risk Factors in the form of prospectus in response to the Staff’s comment.

Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses, page 83

3.	We note your disclosure regarding the risks associated with concentrations of mortgaged properties in particular geographic areas. Please revise your form of prospectus to include bracketed disclosure indicating that, if 10% or more of the mortgaged properties are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. Refer to Item 1111(b)(14) of Regulation AB.

The Registrant has modified the Risk Factors in the form of prospectus in response to the Staff’s comment.

Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions, page 96

4.	We note your cross-references here and elsewhere in your form of prospectus to a risk factor entitled “—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy...” However, this risk factor is not included in your form of prospectus. Please update or delete these cross-references, as appropriate.

The Registrant has modified the Risk Factors in the form of prospectus in response to the Staff’s comment.

Asset Review Vote, page 344

5.	Please revise your disclosure regarding the 5% threshold of investors required to initiate an asset review vote to clarify that certificates held by the sponsor or servicer, or any

Benjamin Meeks, Esq.

affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the “Regulation AB II Adopting Release”) (stating that the maximum percentage of investors' interest in the pool required to initiate the vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).

The disclosure on p. 344 provides that “Certificateholders evidencing not less than 5% of the Voting Rights” may initiate an Asset Review vote. The term “Certificateholder” is defined on pp. 254-255 to exclude for purposes of giving any consent, approval, waiver or taking any action pursuant to the PSA, “any certificate registered in the name of or beneficially owned by…the master servicer, the special servicer (including, for the avoidance of doubt, any Excluded Special Servicer), the trustee, the certificate administrator, the depositor, any mortgage loan seller or any affiliate of any of such persons” and provides that with respect to any such party, the Voting Rights to which it is entitled will not be taken into account in determining whether there is a requisite percentage of Voting Rights necessary to trigger an Asset Review.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 372

6.	We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

The limitations and conditions noted above in Staff’s comment would not apply in the case of a proceeding brought by a certificateholder in connection with a default by the trustee of its obligations under the PSA. The disclosure on p. 372 excludes “a default by the trustee” from the requirement that a certificateholder satisfy such conditions.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

7.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits with Amendment No. 1.

Benjamin Meeks, Esq.

Form 8-K of Benchmark 2023-B38 Mortgage Trust (Filed May 3, 2023), page 2

8.	This Form 8-K includes disclosure in response to Item 8.01 (Other Events) regarding the replacement of the special servicer for the One Campus Martius Mortgage Loan, an asset of the issuing entity that is part of a loan combination serviced and administered under the pooling and servicing agreement for Benchmark 2022-B36 Mortgage Trust. Please tell us why this servicer change was not instead reported in response to Item 6.02 (Change of Servicer or Trustee), along with the required disclosure regarding the circumstances surrounding the change and the information required by Items 1108(b) through (d) of Regulation AB with respect to the successor servicer.

Item 6.02 of Form 8-K relates to servicers contemplated by Item 1108(a)(2) of Regulation AB – i.e., (i) each master servicer, (ii) each affiliated servicer, (iii) each unaffiliated servicer that services 10% or more of the pool assets and (iv) any other material servicer responsible for calculating or making distributions to holders of the asset-backed securities, performing work-outs or foreclosures, or other aspect of the servicing of the pool assets or the asset-backed securities upon which the performance of the pool assets or the asset-backed securities is materially dependent.

On May 2, 2023, K-Star Asset Management LLC (“K-Star”) was appointed as the special servicer for the One Campus Martius Mortgage Loan, representing 4.2% of the mortgage loan pool balance of the Benchmark 2023-B38 Mortgage Trust (the “B38 Trust”). At such time, K-Star was not acting as the special servicer for any other mortgage loan in the B38 Trust. The Registrant therefore concluded that K-Star did not satisfy any of clauses (i) through (iv) of Item 1108(a)(2), and therefore the appointment was not reported in response to Item 6.02.

Please feel free to contact me at (212) 839-5796 or jnunes@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Jonathan A. Nunes

Jonathan A. Nunes

cc:        Helaine Kaplan